Exhibit 99.1

BROOKFIELD RENEWABLE ANNOUNCES EXERCISE OF
UNDERWRITERS’ OPTION

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, News, March 4, 2019 — Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that as a result of strong investor demand for its previously announced offering, the underwriters have partially exercised their option to increase the size of the offering to 7,000,000 Cumulative Minimum Rate Reset Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) to be offered on a bought deal basis to a syndicate of underwriters led by CIBC Capital Markets, BMO Capital Markets, RBC Capital Markets, Scotiabank and TD Securities Inc. The Series 15 Preferred Units will be issued at a price of $25.00 per unit, for gross proceeds of $175,000,000.

The Series 15 Preferred Units will be offered in all provinces and territories of Canada by way of a supplement to Brookfield Renewable’s existing Canadian short form base shelf prospectus. The Series 15 Preferred Units may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

Brookfield Renewable intends to use the net proceeds of the issue of Series 15 Preferred Units to repay outstanding indebtedness and for general corporate purposes. The offering of Series 15 Preferred Units is expected to close on or about March 11, 2019.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

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Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America,

South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $350 billion of assets under management.

Contact information:

Media:	Investors:
Claire Holland	Divya Biyani
Vice President — Communications	Director — Investor Relations
(416) 369-8236	(416) 369-2616
claire.holland@brookfield.com	divya.biyani@brookfield.com

Cautionary statement regarding forward-looking information

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the closing and use of proceeds of the offering. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.